

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

In planning and performing our audit of the financial statements and supplemental schedules (collectively, the financial statements) of Pictet Overseas Inc. (the Company) as at and for the years ended December 31, 2025 and 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, with regard to the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not evaluate the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

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2. The daily computations of the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the first and second paragraphs. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control over financial reporting that might be material weaknesses and, therefore, material weaknesses may exist that were not identified. We did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as at or during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as at December 31, 2025 to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Montréal, Quebec, Canada
February 26, 2026